Exhibit 11

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Full year
(in millions of dollars, except per share amounts)	2009	2008	2007	2006	2005
Net income attributable to common shareowners[1]	$3,829	$4,689	$4,224	$3,732	$3,069

Basic earnings for period	$3,829	$4,689	$4,224	$3,732	$3,069

Diluted earnings for period	$3,829	$4,689	$4,224	$3,732	$3,069

Basic average number of shares outstanding during the period (thousands)	917,400	937,800	963,900	980,000	991,200

Stock awards (thousands)	11,400	18,600	24,900	25,700	23,300

Diluted average number of shares outstanding during the period (thousands)	928,800	956,400	988,800	1,005,700	1,014,500

Basic earnings per common share	$4.17	$5.00	$4.38	$3.81	$3.10
Diluted earnings per common share	$4.12	$4.90	$4.27	$3.71	$3.03

1	As of January 1, 2009, we adopted the provisions under the Consolidation Topic of the FASB ASC as it relates to the accounting and reporting standards for noncontrolling interests in consolidated subsidiaries as reported in consolidated financial statements. These provisions require that the amount of net income attributable to the noncontrolling interests be included in consolidated net income on the face of the Consolidated Statement of Operations. Earnings per share has not been affected as a result of the adoption of the provisions under this Topic. Additional information pertaining to the accounting for noncontrolling interests is included in Note 9 to the Consolidated Financial Statements in our 2009 Annual Report.